

VIA FACSIMILE AND U.S. MAIL

October 30, 2009

Kevin J. Asher
Chief Financial Officer
Concrete Casting, Inc.
1225 W. Washington Street, Suite 213
Temple, Arizona 85281

> **RE:** **Concrete Casting, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-01900**

Dear Mr. Asher:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Item 9A – Controls and Procedures, page 28

1. Your current disclosure indicates that your Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2007 that your disclosure controls and procedures were not effective at the reasonable assurance level. Please amend your Form 10-K to include the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. Refer to Item 307 of

Regulation S-K. When you file the amendment to the Form 10-K, please also ensure that you file updated certifications that refer to the Form 10-K/A.

Management's Report on Internal Control over Financial Reporting, page 28

2. Please revise your management's report in an amendment to your Form 10-K to specifically state your conclusion about the effectiveness of your internal controls over financial reporting. Your statement should indicate whether or not your internal control over financial reporting is effective. Refer to Item 308T(a)(3) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief